Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Canetic Resources Trust announces filing and mailing of Information
    Circular and Special Meeting details

    CALGARY, Dec. 6 /CNW/ - (CNE.UN - TSX; CNE - NYSE) Canetic Resources
Trust ("Canetic") wishes to inform unitholders that the Notice of Special
Meeting, Information Circular and related documents in respect of the proposed combination of Penn West Energy Trust and Canetic has been filed effective
December 6, 2007. Mailing of the Information Circular and related documents to
Canetic unitholders commenced on December 6, 2007.
    The Information Circular contains a detailed description of the
Arrangement and is available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), as well as on the Canetic website at www.canetictrust.com. The Special Meeting of Canetic Unitholders to vote on the Arrangement will be held on Wednesday,
January 9, 2008 at the Metropolitan Conference Centre, 333 - 4th Avenue S.W.,
Calgary, Alberta at 9:00 a.m. Mountain Standard Time.
    Under the terms of Arrangement, each Canetic unit will be exchanged for
0.515 of a Penn West unit. Canetic unitholders will also receive a one-time special distribution of CDN $0.09 per Canetic unit intended to equalize the distribution payment of both entities for a period of six months.
    The Arrangement should generally not give rise to any capital gain or capital loss to Canetic Unitholders under Canadian federal income tax laws and is intended to qualify as a tax-free reorganization under U.S. federal income tax laws. Canadian unitholders will have the option to elect to have the exchange carried out as a taxable exchange for Canadian federal tax purposes as outlined in the Information Circular. Canetic unitholders resident in jurisdictions other than Canada or the U.S. should consult their own legal and tax advisors with respect to the tax consequences associated with this election.
    The Arrangement is subject to a number of conditions including, but not limited to, the approval of at least 66 2/3 percent of votes cast in person or by proxy at the Special Meeting of Canetic Unitholders, as well as court and regulatory approvals and other conditions that are typical of transactions of this nature. Provided that Canetic Unitholders approve the Arrangement at the
Special Meeting, and that all of the other conditions to the completion of the
Arrangement are satisfied, the earliest completion date for the transaction is anticipated to be January 11, 2008 and may be later depending upon the timing of the receipt of regulatory approvals.

    Canetic is one of Canada's largest oil and gas royalty trusts. Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the
trust units are listed on the New York Stock Exchange under the symbol CNE.
For further information, please see the website at www.canetictrust.com or contact Canetic investor relations by email at: Info(at)canetictrust.com or toll free telephone at 1-877-539-6300.

    ADVISORY: Certain information contained in this news release, including statements with respect to the closing date and tax treatment of the merger with Penn West Energy Trust may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with obtaining unitholder and required regulatory approvals, risks associated with taxation authorities disagreeing with the tax analysis described above, and changes in tax laws or the application thereof.
As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Canetic's operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Canetic's website (www.canetictrust.com).

    %SEDAR: 00023165E          %CIK: 0001349237

    /For further information: Investor Relations, (403) 539-6300, Toll Free -
1-877-539-6300, info(at)canetictrust.com, www.canetictrust.com/
    (CNE.UN. CNE)

CO:  Canetic Resources Trust

CNW 19:10e 06-DEC-07